SUPPLEMENTAL FINANCIAL Overview April 21, 2016 Filed by Coty Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Coty Inc. (Commission File No. 001-35964)

Disclaimer Forward-Looking Statements Certain statements in this document are forward-looking statements. These forward-looking statements reflect Coty Inc.’s ( “Coty’s”) current views with respect to the completion of the transaction with The Procter & Gamble Company (“P&G”). These forward-looking statements are generally identified by words or phrases, such as “anticipate,” “contemplate,” “expect,” “should,” “would,” “could,” “intend,” “plan,” “project,” “seek,” “believe,” “will,” “opportunity,” “potential,” and similar words or phrases. Actual results may differ materially from the results predicted due to risks and uncertainties including inaccuracies in our assumptions in evaluating the transaction, difficulties in integrating Galleria into Coty and other difficulties in achieving the expected benefits of the transaction. All statements in this communication, other than those relating to historical information or current conditions, are forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the control of Coty, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with P&G include, but are not limited to: uncertainties as to the timing of the transaction; the risk that regulatory or other approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated, including competitive responses to the transaction; litigation relating to the transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; the ability of Coty to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; the ability of Coty to promptly and effectively integrate Galleria and Coty; the effects of the business combination of Coty and Galleria, including the combined company’s future financial condition, operating results, strategy and plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. More information about potential risks and uncertainties that could affect Coty’s business and financial results is included under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Coty’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015, and under the same headings in Coty’s registration statement on Form S-4 filed on the date hereof, which registration statement has not yet been declared effective, and other periodic reports Coty has filed and may file with the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, Coty undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. Non-GAAP Financial Measures In this presentation, Coty presents bridged revenues, Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), Adjusted EBITDA, non-transferred costs, and other pro forma financial measures, which are non-GAAP financial measures that we believe better enable management and investors to analyze and compare the underlying business results from period to period. Adjusted and pro forma metrics exclude nonrecurring items, private company share-based compensation, restructuring costs and certain other information as footnoted within this presentation. These non-GAAP financial measures should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Definitions and Notes Fiscal year represents Coty’s fiscal year ended June 30.

Disclaimer Important Notices and Additional Information In connection with the transaction, Coty and the Galleria Co. have filed registration statements with the SEC registering shares of Coty’s common stock and common stock of Galleria Co., a subsidiary of P&G that will hold Galleria. Coty’s registration statement will also include an information statement and prospectus of Coty relating to the transaction. P&G shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Coty shareholders are urged to read the information statement and any other relevant documents when they become available, because they will contain important information about Coty, Galleria and the transaction. The documents relating to the transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they become available) can also be obtained free of charge from Coty upon written request to Coty Inc., Investor Relations, 350 Fifth Avenue, New York, New York 10118 or by calling 212-389-7300. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the above described transaction, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Supplemental Financial Overview As previously announced on July 9, 2015, Coty Inc. (“Coty”) has entered into an agreement with P&G to acquire P&G’s global fine fragrances, salon professional, cosmetics, and retail hair color businesses, as well as select hair styling brands (“P&G Beauty Brands” and, excluding the Excluded Brands defined below, “Galleria”). The acquisition of Galleria is expected to be effected through the merger of a subsidiary of Coty with and into Galleria Co., a subsidiary of P&G which will receive the Galleria assets and liabilities. After the merger, Galleria Co. will be a subsidiary of Coty and Coty will own Galleria, which will include most of P&G Beauty Brands. In connection with the initial filing of a Registration Statement on Form S-4 by Coty and a Registration Statement on Form S-4/S-1 by Galleria Co. on April 21, 2016 related to the exchange of P&G shares for the shares of Galleria Co. and the issuance of Coty Class A common stock in connection with the merger, P&G has disclosed historical financial results for P&G Beauty Brands. Those financial results include brands which P&G has divested to other parties or discontinued (“Divested Brands”) as well as the financial results for the Dolce & Gabbana and Christina Aguilera fragrance licenses (“Excluded Brands”), neither of which are part of Galleria and will not be transferred to Coty. Coty is making these supplemental materials available to assist the investment community in its understanding of the contemplated transaction.

Update on the Transaction On the accompanying slides, Coty has provided a bridge reconciliation between P&G Beauty Brands’ revenue and EBITDA based on reported results for the past two fiscal years with the bridged revenue and EBITDA taking into consideration the Divested Brands and other transaction related adjustments. Coty has also provided information regarding P&G Beauty Brands’ sales drivers for fiscal year 2015 and the first half of fiscal year 2016. On May 3, 2016, Coty will be hosting its third quarter fiscal 2016 earnings call and webcast. On that date, Coty expects to provide an update on the acquisition of Galleria. Among other things, Coty expects to discuss: The anticipated financial impact of excluding the Excluded Brands (Dolce & Gabbana and Christina Aguilera) An update on the estimated cost synergies, one-time costs, adjusted pro forma EPS impact, and working capital benefits associated with the transaction The anticipated timing of the closing of the transaction

Revenue Bridges for P&G Beauty Brands Fiscal Year 2014 Revenue Bridge for P&G Beauty Brands Fiscal Year 2015 Revenue Bridge for P&G Beauty Brands Notes: Predominantly Divested Brands that are included in P&G Beauty Brands’ financial results but were never intended to form part of the transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell) As reported in the July 9, 2015 investor presentation filed on a Current Report on Form 8-K Bridged revenues exclude the Divested Brands; revenues include the Dolce & Gabbana and Christina Aguilera fragrance licenses that will not be transferring to Coty $MM $MM (1) (2) (1) (3) (3)

EBITDA Bridges for P&G Beauty Brands Fiscal Year 2014 EBITDA Bridge for P&G Beauty Brands Fiscal Year 2015 EBITDA Bridge for P&G Beauty Brands Notes: Includes Divested Brands that are included in P&G Beauty Brands’ financial results but were never intended to form part of the transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell), in addition to a range of P&G miscellaneous adjustments including restructuring and one-time costs, fixture adjustments, etc. Reflects an accounting difference between P&G and future Coty, which will result in certain P&G Beauty Brands SG&A expenses being reclassified as depreciation within future Coty SG&A As reported in the July 9, 2015 investor presentation filed on a Current Report on Form 8-K EBITDA adjusted for Non-Transferred Costs, Divested Brands, One-Time Costs and Adjustments, and Depreciation Accounting Reclass; EBITDA includes Dolce & Gabbana and Christina Aguilera fragrance licenses that will not be transferring to Coty $MM $MM (1) (2) (1) (4) (4)

P&G Beauty Brands Performance FY15 Sales Drivers—Total 1H FY16 Sales Drivers—Total Notes: Reflects all 43 brands originally included in the transaction, including Dolce & Gabbana and Christina Aguilera fragrance licenses, that will not be transferring to Coty Includes Divested Brands that are included in P&G Beauty Brands’ financial results but were never intended to form part of the transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell) $Bn $Bn (1) (2) (1) (2)

P&G Beauty Brands Performance: Fine Fragrances FY15 Sales Drivers— Fine Fragrances 1H FY16 Sales Drivers—Fine Fragrances $Bn $Bn Notes: Reflects all 12 fragrances brands originally included in the transaction, including Dolce & Gabbana and Christina Aguilera fragrance licenses, that will not be transferring to Coty Includes Divested Brands that are included in P&G Beauty Brands’ financial results but were never intended to form part of the transaction (Laura Biagiotti, Puma, Rochas, Giorgio Beverly Hills and Naomi Campbell) (1) (2) (1) (2)

P&G Beauty Brands Performance: Retail Hair & Cosmetics FY15 Sales Drivers—Retail Hair & Cosmetics 1H FY16 Sales Drivers—Retail Hair & Cosmetics $Bn $Bn

P&G Beauty Brands Performance: Salon Professional FY15 Sales Drivers—Salon Professional 1H FY16 Sales Drivers—Salon Professional $Bn $Bn

Frequently Asked Questions Q: What is the sales and EBITDA impact to Galleria from the Excluded Brands, Dolce & Gabbana and Christina Aguilera? A: Coty expects to discuss the aggregate revenue and profitability impacts of these two brands on the combined business on the Coty third quarter earnings call scheduled on May 3rd. Q: What is the magnitude of the downward adjustment to the Galleria Co. debt to be assumed by Coty in connection with the transaction, resulting from the Dolce & Gabbana and Christina Aguilera brands not transferring to Coty? A: Coty expects to provide more details on the debt adjustment on the May 3rd earnings call, though the precise magnitude of the adjustment will likely not be known at that time. The reported debt adjustment reflects what Coty believes are the most conservative scenario assumptions. Q: Are there any updates to the anticipated synergies and one-time costs associated with this transaction? A: Coty currently expects that the synergies, working capital benefits, one-time charges, and one-time capital expenditures may be higher than the previously announced amounts. Coty expects to be able to provide an update on the May 3rd earnings call, as more information becomes known. Q: The reported pro forma financials reflect a significant amount of annual non-cash amortization expense of intangible assets as a result of purchase price accounting. Will the presentation of your adjusted reported financials change to exclude this recurring non-cash charge? A: Coty management is still evaluating the appropriate adjusted metrics for the combined business.